Exhibit 4.1

FIFTH Amendment to Rights Agreement

This Fifth Amendment to the Rights Agreement (the “Fifth Amendment”) is dated as of December 16, 2010, between TiVo Inc., a Delaware corporation (the “Company”), and Wells Fargo Shareowner Services (the “Rights Agent”), and amends the Rights Agreement, dated as of January 16, 2001, between the Company and the Rights Agent, as amended by the First Amendment to the Rights Agreement, dated as of February 20, 2001, the Second Amendment to the Rights Agreement, dated as of April 12, 2006, the Third Amendment to the Rights Agreement, dated as of January 26, 2010, and the Fourth Amendment to the Rights Agreement, dated as of March 23, 2010 (as amended, the “Rights Agreement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Rights Agreement. All section and exhibit references are to sections and exhibits of the Rights Agreement.

WHEREAS, pursuant to Section 26, the Company and the Rights Agent may from time to time supplement or amend any provision of the Rights Agreement in accordance with the terms of such Section 26.

NOW THEREFORE, in consideration of the foregoing promises and mutual agreements set forth in this Fifth Amendment, the parties hereby amend the Rights Agreement as follows:

1.Amendment.

(a) Section 1 of the Rights Agreement is hereby amended by inserting the following clause immediately after Section 1.11:

“EchoStar Litigation” shall mean and include all proceedings of any nature and in any court involving the Company or any of its subsidiaries or affiliates, on the one hand, and EchoStar Communications Corporation or any of its subsidiaries or affiliates, on the other hand, including all appeals in connection with any and all such proceedings.

(a)    The text of Section 7.1(i) of the Rights Agreement is amended and restated in its entirety to read as follows:

“the close of business on the date that is six months after the date that a final, non-appealable order or judgment is entered in connection with the EchoStar Litigation fully resolving all outstanding material issues and any judgment(s) that may be executed thereon (the “Final Expiration Date”).”

(b)    Exhibit B to the Rights Agreement (Form of Rights Certificate) is amended by replacing each occurrence of the text “January 9, 2011” therein with the text “the close of business on the date that is six months after the date that a final, non-appealable order or judgment is entered fully resolving all outstanding material issues and any judgment(s) that may be executed thereon in connection with all proceedings of any nature and in any court involving the Company or any of its subsidiaries or affiliates, on the one hand, and EchoStar Communications Corporation or any of its subsidiaries or affiliates, on the other hand, including all appeals in connection with any and all such proceedings.”

2.This Fifth Amendment shall be effective as of the date hereof and, except as expressly set forth herein, the Rights Agreement shall remain in full force and effect and be otherwise unaffected thereby.
3.This Fifth Amendment may be executed in any number of counterparts, each of which, when executed, shall be deemed to be an original and all such counterparts shall together constitute one and the same document.

[Signature page follows.]

IN WITNESS WHEREOF, the parties hereto have caused this Fifth Amendment to be executed and delivered as of the date first above written.

TIVO INC.
By: /s/ Matt Zinn
Name: Matt Zinn
Title: SVP, General Counsel, Corporate Secretary, and Chief Privacy Officer

WELLS FARGO SHAREOWNER SERVICES

By: /s/ Patti Boyd
Name: Patti Boyd
Title: Assistant Vice President